UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

OATLY GROUP AB

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

67421J108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON Nativus Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 271,763,953
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 271,763,953
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON China Resources Verlinvest Health Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 271,763,953
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 271,763,953
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON Blossom Key (Hong Kong) Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,763,953
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,763,953

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON CRH (CRE) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,763,953
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,763,953

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON China Resources (Holdings) Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,763,953
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,763,953

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON CRC Bluesky Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,763,953
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,763,953

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON China Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,763,953
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,763,953

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON China Resources Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,763,953
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,763,953

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

CUSIP NO. 67421J108	13G

1	NAME OF REPORTING PERSON Verlinvest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,763,953
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,763,953

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,763,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.9% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on the number of shares outstanding of 591,777,000 ordinary shares as of September 30, 2021, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 15, 2021.

Item 1(a)	Name of Issuer:

Oatly Group AB

Item 1(b)	Address of Issuer’s Principal Executive Offices: Jagaregatan 4, Malmö, Sweden

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of the following reporting persons: (1) Nativus Company Limited, a limited company incorporated in Hong Kong, (2) China Resources Verlinvest Health Investment Ltd., a limited company incorporated in Hong Kong, (3) Blossom Key (Hong Kong) Holdings Limited, a limited company incorporated in Hong Kong, (4) CRH (CRE) Limited, a limited company incorporated in British Virgin Islands, (5) China Resources (Holdings) Company Limited, a limited company incorporated in Hong Kong, (6) CRC Bluesky Limited, a limited company incorporated in British Virgin Islands, (7) China Resources Inc., a limited company incorporated in People’s Republic of China, (8) China Resources Company Limited, a limited company incorporated in People’s Republic of China, and (9) Verlinvest S.A., a company incorporated in Belgium (together, the “Reporting Persons”).

Nativus Company Limited, which directly holds 271,763,953 ordinary shares in Oatly Group AB, is a wholly owned subsidiary of China Resources Verlinvest Health Investment Ltd. China Resources Verlinvest Health Investment Ltd. is a joint venture that is 50% owned by Blossom Key (Hong Kong) Holdings Limited and 50% owned by Verlinvest S.A. Blossom Key (Hong Kong) Holdings Limited is a wholly owned subsidiary of CRH (CRE) Limited. CRH (CRE) Limited is a wholly owned subsidiary of China Resources (Holdings) Company Limited. CRC Bluesky Limited holds substantially all the voting shares in China Resources (Holdings) Company Limited. CRC Bluesky Limited is a wholly owned subsidiary of China Resources Inc. China Resources Company Limited holds substantially all the shares in China Resources Inc. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778%, respectively) of China Resources Company Limited on behalf of the State Council of the People’s Republic of China.

The Reporting Persons have entered into a joint filing agreement attached hereto as Exhibit 99.1 pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended.

Item 2(b)	Address of the Principal Office or, if none, Residence:

The addresses of the reporting persons are as below:

(1) Nativus Company Limited: 39F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong;

(2) China Resources Verlinvest Health Investment Ltd.: 39F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong;

(3) Blossom Key (Hong Kong) Holdings Limited: 37F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong;

(4) CRH (CRE) Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(5) China Resources (Holdings) Company Limited: 49/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong;

(6) CRC Bluesky Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(7) China Resources Inc.: 3rd Floor, Shenzhen Bay Sports Center, 3001 Binhai Road, Nanshan District, Shenzhen, People’s Republic of China;

(8) China Resources Company Limited: 27/F, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing, People’s Republic of China; and

(9) Verlinvest S.A.: Place Flagey 18, 1050 Brussels, Belgium.

Item 2(c)	Citizenship:

See Item 2(a).

Item 2(d)	Title of Class of Securities:

American Depositary Shares

Item 2(e)	CUSIP Number:

67421J108

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount Beneficially Owned: see the responses to Item 9 on the attached cover pages.

(b)	Percent of Class: see the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: see the responses to Item 5 on the attached cover pages

(ii)	shared power to vote or direct the vote: see the responses to Item 6 on the attached cover pages

(iii)	sole power to dispose or to direct the disposition of: see the responses to Item 7 on the attached cover pages

(iv)	shared power to dispose or to direct the disposition of: see the responses to Item 8 on the attached cover pages

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

The reporting persons named herein are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Each of the Reporting Persons expressly disclaims membership in any group. The joint filing agreement among the reporting persons to file jointly is attached hereto as Exhibit 99.1.

Item 9	Notice of Dissolution of a Group: Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Nativus Company Limited

By:	/s/ Wu YaWen	By:	/s/ Joseph Marie Victor Michel Patrice THYS
Name:	Wu YaWen	Name:	Joseph Marie Victor Michel Patrice THYS
Title:	Director	Title:	Director

China Resources Verlinvest Health Investment Ltd.
By:	/s/ Ma Wenjie	By:	/s/ Eric Joseph Melloul
Name:	Ma Wenjie	Name:	Eric Joseph Melloul
Title:	Director	Title:	Director

Blossom Key (Hong Kong) Holdings Limited

By:	/s/ Chan Man Ho, Brian
Name:	Chan Man Ho, Brian
Title:	Director

CRH (CRE) Limited

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

China Resources (Holdings) Company Limited

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

CRC Bluesky Limited

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

China Resources Inc.

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

China Resources Company Limited

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

Verlinvest S.A.

By:	/s/ Rafaël Hulpiau	By:	/s/ Eric Joseph Melloul
Name:	Rafaël Hulpiau	Name:	Eric Joseph Melloul
Title:	Joint Proxy Holder	Title:	Joint Proxy Holder

Exhibit Index

Exhibit 99.1:	Joint Filing Agreement, dated February 14, 2022, by and among the Reporting Persons.